--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                  SCHEDULE TO/A
                                 (RULE 14D-100)
                TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR
                 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)
                                  DELIA*S CORP.

                       (Name of Subject Company (Issuer))
                            DODGER ACQUISITION CORP.,

                     an indirect wholly owned subsidiary of
                                   ALLOY, INC.

                       (Name of Filing Person (Offerors))
                 CLASS A COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                                    24688Q101
                      (CUSIP Number of Class of Securities)

                                   ----------

                               MATTHEW C. DIAMOND
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                        151 WEST 26TH STREET, 11TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 244-4307
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                   ----------

                                    COPY TO:

           SAMUEL A. GRADESS                        RICHARD M. GRAF, ESQ.
        CHIEF FINANCIAL OFFICER                  KATTEN MUCHIN ZAVIS ROSENMAN
   151 WEST 26TH STREET, 11TH FLOOR            1025 THOMAS JEFFERSON STREET, NW
       NEW YORK, NEW YORK 10001                      WASHINGTON, DC 20007
            (212) 244-4307                              (202) 625-3500


--------------------------------------------------------------------------------

                            CALCULATION OF FILING FEE

   TRANSACTION VALUATION(1)                        AMOUNT OF FILING FEE(2)
          $50,099,753                                       $4,054

(1) Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 53,438,809 shares of the outstanding Class A common stock, par value $0.01 per share, of the Issuer (the "Issuer Company Stock") and (ii) 547,994 shares of Issuer Company Stock issuable upon the net exercise of vested outstanding warrants and options having an exercise price less than or equal to the offer price of $0.928 per share.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) and Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals 0.00008090 multiplied by the transaction value.

|X| Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                                   ----------


Amount Previously Paid: $4,054                                Form or Registration No.: SC TO-T
Filing Party: Dodger Acquisition Corp. and Alloy, Inc.        Date Filed: August 6, 2003

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates:

|X|  third-party tender offer subject to Rule 14d-1.

|_|  issuer tender offer subject to Rule 13e-4.

|_|  going-private transaction subject to Rule 13e-3.

|X|  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: | |

                                 SCHEDULE 13D/A

      This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on
           August 8, 2003 by Alloy, Inc. and Dodger Acquisition Corp.

CUSIP No. 24688Q101

------------------------------------------------------------------------------------- ------------------------------------
1.       Name of reporting persons. . . . . . . . . . . . . . . . . . . . . . . . .   Alloy, Inc.
         I.R.S. Identification Nos. of above persons (entities only).. . . . .        04-3310676

------------------------------------------------------------------------------------- ------------------------------------
2.       Check the appropriate box if a member of a group                             (a)   |X|
                                                                                      (b)   |_|
------------------------------------------------------------------------------------- ------------------------------------
3.       SEC use only
------------------------------------------------------------------------------------- ------------------------------------
4.       Source of funds.  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  WC
------------------------------------------------------------------------------------- ------------------------------------
5.   Check box if disclosure of legal proceedings is required pursuant to Items
     |_| 2(d) or 2(e).
------------------------------------------------------------------------------------- ------------------------------------
6.       Citizenship or place of  organization.  . . . . . . . . . . . . . . . . . .  State of Delaware
------------------------------------------------ ------------------------------------ ------------------------------------
               Number of shares                  7.       Sole voting power           46,991,870
              beneficially owned
                    by each
            reporting person with:
------------------------------------------------ ------------------------------------ ------------------------------------
                                                 8. Shared voting power               0
------------------------------------------------ ------------------------------------ ------------------------------------
                                                 9. Sole dispositive power            46,991,870
------------------------------------------------ ------------------------------------ ------------------------------------
                                                 10. Shared dispositive power         0
------------------------------------------------ -------------------------------------------------------------------------
11.  Aggregate amount beneficially owned by each reporting person.                     46,991,870

------------------------------------------------------------------------------------- ------------------------------------
12.  Check box if the aggregate amount in Row 11 excludes certain shares.             |-|

------------------------------------------------------------------------------------- ------------------------------------
13.  Percent of class represented by amount in Row (11). . . . . . . . . .
                                                                                      88.15%
------------------------------------------------------------------------------------- ------------------------------------
14.  Type of reporting person. . . . . . .                                            CO
------------------------------------------------------------------------------------- ------------------------------------

                                 SCHEDULE 13D/A

     This Amendment No. 1 to Schedule 13D amends the Schedule 13D filed on August 8, 2003 by Alloy, Inc. and Dodger Acquisition Corp.

CUSIP No. 24688Q101

------------------------------------------------------------------------------------- ------------------------------------
1.       Name of reporting persons. . . . . . . . . . . . . . . . . . . . . . . . .   Dodger Acquisition Corp.
         I.R.S. Identification Nos. of above persons (entities only). . .
------------------------------------------------------------------------------------- ------------------------------------
2.       Check the appropriate box if a member of a group                             (a)  |X|
                                                                                      (b)  |_|
------------------------------------------------------------------------------------- ------------------------------------
3.       SEC use only
------------------------------------------------------------------------------------- ------------------------------------
4.       Source of funds. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   WC
------------------------------------------------------------------------------------- ------------------------------------
5.    Check box if disclosure of legal proceedings is required pursuant to Items
      |_| 2(d) or 2(e).
------------------------------------------------------------------------------------- ------------------------------------
6.       Citizenship or place of organization. . . . . . . . . . . . . . . . . . .    State of Delaware
------------------------------------------------ ------------------------------------ ------------------------------------
               Number of shares                  7.       Sole voting power           46,991,870
              beneficially owned
                    by each
            reporting person with:
------------------------------------------------ ------------------------------------ ------------------------------------
                                                 8. Shared voting power               0
------------------------------------------------ ------------------------------------ ------------------------------------
                                                 9. Sole dispositive power            46,991,870
------------------------------------------------ ------------------------------------ ------------------------------------
                                                 10. Shared dispositive power         0
------------------------------------------------ -------------------------------------------------------------------------
11.   Aggregate amount beneficially owned by each reporting person.                   46,991,870
------------------------------------------------------------------------------------- ------------------------------------
12.   Check box if the aggregate amount in Row 11 excludes certain shares.            |-|
------------------------------------------------------------------------------------- ------------------------------------
13.   Percent of class represented by amount in Row (11). . . . . . . . . .           88.15%
------------------------------------------------------------------------------------- ------------------------------------
14.   Type of reporting person. . . . . .                                             CO
------------------------------------------------------------------------------------- ------------------------------------

                                  SCHEDULE TO/A

ITEMS 1-11.

          This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed initially with the Securities and Exchange Commission on August 6, 2003, by Dodger Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Alloy, Inc., a Delaware corporation ("Alloy"), and by Alloy. Purchaser and Alloy filed Amendment No. 1 to the Schedule TO on August 21, 2003, filed Amendment No. 2 to the Schedule TO on August 27, 2003 and filed Amendment No. 3 to the Schedule TO on August 29, 2003. The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding shares of Class A common stock, par value $0.01 per share (the "Shares"), of dELiA*s Corp., a Delaware corporation ("dELiA*s"), at a purchase price of $0.928 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 6, 2003 (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which were filed with the Schedule TO as Exhibits (a)(1)(1) and (a)(1)(2) thereto, respectively. Capitalized terms that are not otherwise defined herein shall have the respective meanings ascribed to them in the Schedule TO or the Offer to Purchase, as applicable.

         Items 1-11 of the Schedule TO are hereby amended and supplemented to add the following:

         The Offer expired at 12:00 midnight, New York City time, on Wednesday, September 3, 2003. Purchaser has accepted for purchase all Shares validly tendered in the Offer at the Offer Price. Based on information provided by American Stock Transfer & Trust Company, the depositary for the Offer, Purchaser has acquired approximately 46,991,870 Shares (including approximately 1,087,052 Shares tendered which are subject to guaranteed delivery), or approximately 88.15% of the outstanding Shares as of September 3, 2003.

          On September 4, 2003, Alloy and dELiA*s jointly issued a press release, announcing that Purchaser accepted all Shares validly tendered in the Offer and that Purchaser commenced a subsequent offering period for all remaining untendered Shares expiring on the earlier of (1) the date on which shares of dELiA*s Class A common stock validly tendered and not withdrawn, together with all shares of dELiA*s Class A common stock then owned by Alloy and Purchaser, represents at least 90% of dELiA*s outstanding common stock and (2) 5:00 p.m. EDT on Wednesday, September 10, 2003, unless extended. Purchaser will immediately accept all Shares properly tendered during the subsequent offering period and will pay the tendering stockholders promptly after acceptance. The same $0.928 per Share price offered in the prior offering period will be paid during the subsequent offering period. Shares tendered during the subsequent offering period may not be withdrawn. Alloy and Purchaser reserve the right to extend the subsequent offering period in accordance with applicable law. The full text of the press release issued by Alloy and dELiA*s is attached hereto as Exhibit (a)(5)(6) and is incorporated herein by reference.

         Pursuant to the Acquisition Agreement, Alloy intends to cause the Merger of Purchaser with and into dELiA*s to become effective as soon as practicable. In connection with the Merger, each Share owned by Alloy or Purchaser, each Share held in treasury by dELiA*s and each share of Class B common stock of dELiA*s outstanding immediately prior to the Effective Time will be canceled and will cease to exist. All other Shares issued and outstanding immediately prior to the Effective Time, other than Shares owned by stockholders who shall properly and validly exercise appraisal rights under Delaware law in respect of such Shares, will be canceled and converted automatically into the right to receive $0.928 in cash per Share, without interest.

ITEM 12.  EXHIBITS

Item 12 of Schedule TO is hereby amended as follows:

           EXHIBIT
           NUMBER                                             DESCRIPTION
      [GRAPHIC OMITTED]                                    [GRAPHIC OMITTED]
-------------------------------------------------------------------------------------------------------------
         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (a)(5)(4)            Text of press release issued by Alloy and dELiA*s on August 26, 2003.*
         (a)(5)(5)            Text of press release issued by Alloy on August 28, 2003.*
         (a)(5)(6)            Text of press release issued by Alloy and dELiA*s on September 4, 2003.
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.

----------
*      Previously filed.


ITEM  13. INFORMATION REQUIRED BY SCHEDULE 13E-3 Not applicable.

                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     DODGER ACQUISITION CORP.

                                    By /s/ SAMUEL A. GRADESS
                                       -----------------------------
                                       Name:  Samuel A. Gradess
                                       Title: Treasurer

                                     ALLOY, INC.

                                    By /s/ SAMUEL A. GRADESS
                                       -----------------------------
                                       Name:  Samuel A. Gradess
                                       Title: Chief Financial Officer/Secretary

Dated: September 5, 2003

                                  EXHIBIT INDEX

           EXHIBIT
           NUMBER                                             DESCRIPTION
-------------------------------------------------------------------------------------------------------------
         (a)(1)(1)            Offer to Purchase, dated August 6, 2003. *
         (a)(1)(2)            Form of Letter of Transmittal.*
         (a)(1)(3)            Form of Notice of Guaranteed Delivery. *
         (a)(1)(4)            Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                              Other Nominees. *
         (a)(1)(5)            Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks,
                              Trust Companies and Other Nominees. *
         (a)(1)(6)            Guidelines for Certification of Taxpayer Identification Number on
                              Substitute Form W-9. *
         (a)(1)(7)            Form W-8BEN and Instructions for same. *
         (a)(1)(8)            Form of Summary Advertisement, dated August 6, 2003. *
         (a)(1)(9)            Form of Letter to Holders of Certificates Issued by dELiA*s Inc. *
         (a)(5)(1)            Text of press release issued by Alloy on July 31, 2003.*
         (a)(5)(2)            Text of press release issued by dELiA*s on July 31, 2003.*
         (a)(5)(3)            Transcript of conference call hosted by Alloy, Inc. on July 31, 2003.*
         (a)(5)(4)            Text of press release issued by Alloy and dELiA*s on August 26, 2003.*
         (a)(5)(5)            Text of press release issued by Alloy on August 28, 2003.*
         (a)(5)(6)            Text of press release issued by Alloy and dELiA*s on September 4, 2003.
         (b)                  Not applicable.
         (d)(1)               Acquisition Agreement, dated as of July 30, 2003, by and among dELiA*s,
                              Alloy and Purchaser. *
         (d)(2)               Tender and Stockholder Support Agreement, dated as of July 30, 2003, by and among Alloy, Purchaser, Stephen I. Kahn and Geraldine Karetsky. *
         (d)(3)               Form of Consulting Agreement between the Surviving Corporation and Stephen
                              I. Kahn. *
         (d)(4)               Form of Termination Agreement between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (d)(5)               Form of Employment Agreement between the Surviving Corporation and
                              Christopher C. Edgar. *
         (d)(6)               Form of Employment Agreement between the Surviving Corporation and Evan
                              Guillemin. *
         (d)(7)               Form of Confidentiality and Non-Competition Agreement between the Surviving
                              Corporation and specified senior executive officers of dELiA*s. *
         (d)(8)               Form of Mutual General Release between the Surviving Corporation and specified senior executive officers of dELiA*s. *
         (g)                  Not applicable.
         (h)                  Not applicable.

----------
*      Previously filed.